Fuel Performance Solutions, Inc.
7777 Bonhomme Avenue, Suite 1920
St. Louis, MO 63105

November 18, 2014

VIA EDGAR
H. Roger Schwall, Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re: Fuel Performance Solutions, Inc.
Amendment No. 1 to Registration Statement on Form S-l
Filed November 6, 2014
File No. 333-198842

Dear Mr. Schwall:

We are in receipt of your comment letter dated November 12, 2014 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff. For your convenience, the matters are listed below, followed by the Company’s responses:

Amendment No. 1 to Registration Statement on Form S-1

Exhibit 5.1

1.
We note counsel’s opinion that that the Shares have been duly authorized, were validly issued, fully paid and non-assessable. However, we also note that the registrant is registering the resale of shares of common stock that are not yet issued. In that regard we note that the registrant is registering the resale of common stock underlying convertible notes and warrants. Please obtain and file a revised legality opinion that addresses the legality of the shares of common stock in this context.

RESPONSE: In response to the Staff’s comment, our counsel has revised the language in the legal opinion to address the legality of the common stock underlying convertible notes and warrants. We respectfully attach the revised legal opinion herewith.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Fuel Performance Solutions, Inc.

By:	/s/ Jonathan R. Burst
Name: Jonathan R. Burst
Title: Chief Executive Officer and Chairman of the Board